Exhibit 99.2

Additional Information for Renren Shareholders

Oak Pacific Investment (“OPI”), a wholly-owned subsidiary of Renren Inc. (“Renren”), will offer newly issued ordinary shares of OPI in a private placement to those shareholders of Renren who meet certain eligibility criteria, as described in a press release issued by Renren on April 30, 2018, a second press release issued by Renren on May 14, 2018, and an amended and restated offering circular dated May 14, 2018. The second press release and the amended and restated offering circular are both being furnished to the SEC on Form 6-K on May 14, 2018. The same Form 6-K also contains unaudited pro forma condensed consolidated financial statements of Renren that have been updated from the ones included in the Form 6-K furnished to the SEC on April 30, 2018.

Some shareholders of Renren will be ineligible to accept the offer, and the amended and restated offering circular contains information that will not be relevant to a shareholder of Renren who does not accept the offer, such as information about the procedures for accepting the offer and information about the governance structure and rights of shareholders of OPI after the completion of the private placement. However, the amended and restated offering circular also contains some information that may be relevant to all shareholders of Renren. In particular, all shareholders of Renren may wish to read:

1. The first six pages of the amended and restated offering circular, which provide an overview of the private placement and how it relates to the cash dividend which Renren is declaring.

2. The “Questions and Answers” section.

3. The “Risk Factors” section as it relates to the transaction, in particular (i) “The OPI Value was established by the Special Committee for the purpose of determining the Cash Dividend amount; the OPI Value may prove not to be reflective of the value of OPI and its assets and there are a range of values at which the Cash Dividend could be determined to be fair from a financial point of view.” and (ii) “The Cash Dividend and potentially the receipt of OPI Shares could result in significant tax liability to U.S. Holders.”

4. The “Business” section, which describes the business and assets of OPI, all of which are currently owned by Renren and all of which will cease to be owned by Renren after the completion of the private placement.

5. The “Selected Financial Information of the ZenZone Business” and “Selected Financial Information for the Investments” sections.

6. The “Background and Fairness” section, which describes why and how Renren decided to undertake the series of actions that includes Renren’s cash dividend and OPI’s private placement.

7. The “Cash Dividend” section, which explains when and how the per share and per ADS size of the cash dividend will be determined.

8. The “United States Federal Income Tax Consequences to U.S. Holders” section which describes the impact of the cash dividend on Renren shareholders that are U.S. taxpayers.

Finally, please note carefully the following two paragraphs from the overview section of the offering circular, which describe the anticipated effects of the cash dividend on Renren’s ADS price:

Renren’s ADSs trade on The New York Stock Exchange (the “NYSE”) under the ticker symbol “RENN”. As of May 11, 2018 (the last NYSE trading day prior to the date of this Offering Circular), the closing price per ADS was US$8.78. Renren expects that trading for its ADSs will be extremely volatile, particularly given the complexity of the Transaction, the size of the OPI Value compared to Renren’s market capitalization and the uncertainty over the final amount of the Cash Dividend on a per share and per ADS basis. In particular, volatility is expected to be high on and around June 21, 2018, which is the last date on which purchasers of ADSs on the NYSE will obtain the right to receive the Cash Dividend with respect to those newly purchased ADSs. According to the NYSE, the ex-dividend date for NYSE trading will be June 22, 2018. The ex-dividend date is the date on which the NYSE will reset the opening trading price of the Renren ADSs to reflect the payment of the Cash Dividend. On and after the ex-dividend date, purchasers of ADSs will have no right to receive the Cash Dividend with respect to those newly purchased ADSs. The trading price for Renren’s ADSs on the ex-dividend date is expected to be much lower than the closing price on the last trading date before the ex-dividend date, to reflect the amount of the Cash Dividend.

To the extent that Renren’s ADSs trade below US$1.00 per ADS for an extended period of time, or at or below US$0.16 per ADS for any period of time, Renren’s ADSs may be suspended from trading on the NYSE and ultimately delisted. To assist in stabilizing the ADS trading price and to address this risk, Renren has adopted an ADS repurchase program to be effected on the open market at prevailing market prices from time to time as market conditions warrant in accordance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2